UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 11, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

PeopleSupport, Inc.
File No. 333-115328 - CF#21443

PeopleSupport, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on May 10, 2004, as amended.

Based on representations by PeopleSupport, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	until March 31, 2009
Exhibit 10.8	until March 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel